Exhibit 99.1 Press release

Quarterhill Announces Record Financial Results for 2017

Launches diversification strategy and achieves record revenue and Adjusted EBITDA

OTTAWA, Canada – March 1, 2018 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH), announces its financial results for the three and twelve month periods ended December 31, 2017. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Fiscal 2017 Highlights

•	Revenue of $134.7 million representing 45% growth over last year
•	Recurring revenues of $13.4 million representing 10% of total revenue
•	Adjusted EBITDA* of $64.6 million
•	Net income of $10.2 million, or $0.09 per share
•	Operating cash flow was $70.0 million, with an ending cash and cash equivalents and short-term investments balance of $86.6 million
•	Launched diversification strategy; deployed $67.4 million to acquire International Road Dynamics, VIZIYA Corporation and iCOMS Detections S.A.
•	Announced the appointment of Douglas (Doug) Parker as President and Chief Executive Officer
•	Subsequent to year-end, appointed Russ Stuebing as SVP, Corporate Development, and Neil Urquhart as SVP, Human Resources, to enhance acquisition capabilities

“Quarterhill delivered record financial results in 2017 while making tangible progress on its diversification strategy with three strategic acquisitions and improved recurring revenue streams,” said Doug Parker, President & CEO of Quarterhill. “In 2018, we will look to build-on and maintain this momentum. Already this year we have enhanced our acquisition capabilities by broadening the target set of companies we are looking at and by adding experienced technology M&A veterans to our acquisition team.”

“Our acquisition focus is to capitalize on market consolidation and convergence trends in the following three markets: vertical market software, intelligent industrial systems, and innovation and licensing. While remaining committed to growing the businesses we have acquired and their strategic visions, including related IIoT elements, we also see good acquisition opportunities in other target-rich technology niches such as vertical market software, with its attractive recurring revenue, cash flow and margin profiles.”

“To execute on our plan, we have also recently added two senior members to our team and established an office in Waterloo, Ontario. Talent is a key component to building our diversified portfolio and we are focused on attracting execution-oriented M&A professionals with proven industry track records of identifying, acquiring and integrating value enhancing technology acquisitions. Both Russ and Neil fit this profile admirably and I am delighted that they have joined Quarterhill.”

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“With a presence in both of Canada’s premier technology hubs, Ottawa and Waterloo, we are well positioned to continue to attract the top talent needed to execute on, and expand, our growth potential. I look forward to the busy year ahead of us and I remain excited about our long-term ability to provide investors with a profitable growth-oriented investment opportunity that follows a proven strategy.”

Approval of Eligible Dividend

The Board of Directors has declared an eligible quarterly dividend of CDN $0.0125 per common share payable on April 5, 2018, to shareholders of record on March 23, 2018.

Business Strategy and Segments

Our acquisition strategy focuses primarily on financial metrics while remaining cognizant of broader technology and market trends as we build a portfolio of businesses that are characterized as having recurring revenue, free cash flow and profitable growth potential. Driven by the execution of a proven and disciplined acquisition strategy, we seek to enable shareholders to benefit from consolidation and convergence trends in today’s technology industry. As of December 31, 2017, the Company had investments in three segments: Technology (WiLAN); Mobility (IRD); and Factory (VIZIYA).

Q4 and Fiscal 2017 Consolidated Financial Review

Quarterhill’s consolidated financial results for Fiscal 2017 include a full year contribution from Wi‑LAN Inc. (“WiLAN”), a full quarter contribution from International Road Dynamics Inc. (“IRD”) and VIZIYA Corp (“VIZIYA”) in Q3 2017 and Q4 2017, and a partial contribution from IRD and VIZIYA in Q2 2017. The 2016 comparative period information presented represents solely WiLAN’s results for the specified period. Certain comparative information has been restated to conform to the new basis of presentation.

Consolidated revenues for the three months ended December 31, 2017 were $22.6 million, compared to $30.2 million in the same period last year. Consolidated revenues for Fiscal 2017 were $134.7 million, an increase of 45% compared to $92.9 million in Fiscal 2016. The year-over-year increase was primarily due to strong patent licensing results from WiLAN and the inclusion of the operations of IRD and VIZIYA, which were acquired in Q2 2017.

Gross margin for the three months ended December 31, 2017 was $8.7 million, or 38%, compared to $19.3 million, or 64%, in the same period last year. Gross margin for Fiscal 2017 was $85.4 million, or 63%, compared to $63.0 million, or 67%, in Fiscal 2016. Gross margins for the three and twelvemonth periods ended December 31, 2017 reflect contribution from all three businesses, compared to the same periods last year, which reflect only the operations of WiLAN.

Operating expenses include selling, general and administrative costs, research and development costs, depreciation, amortization of intangible assets, loss on disposal of intangible asset, impairment of intangible assets and special charges. Operating expenses for the three months ended December 31, 2017 were $23.7 million, compared to $9.4 million in the same period last year. Operating expenses for Fiscal 2017 were $75.2 million compared to $44.0 million in Fiscal 2016. Operating expenses increased in Fiscal 2017 due to the addition of the IRD and VIZIYA operations,

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acquisition-related costs associated with the purchases of IRD and VIZIYA, and a combined $26.3 million in non-cash charges related to a loss on disposal of intangible assets and impairment loss on intangibles.

Adjusted EBITDA for the three months ended December 31, 2017 was $1.5 million, or $0.01 per basic Common Share, compared to $17.6 million, or $0.14 per basic Common Share, in the same period last year. For Fiscal 2017, Adjusted EBITDA was $64.6 million, or $0.56 per basic Common Share, compared to $53.8 million, or $0.45 per basic Common Share, in Fiscal 2016. The year-over-year increase in Adjusted EBITDA is primarily due to strong performance in the patent license business and the inclusion of operations from the businesses acquired during 2017.

Net loss for the three months ended December 31, 2017 was ($12.4) million, or ($0.10) per basic and diluted Common Share, compared to net income of $8.6 million, or $0.07 per basic and diluted Common Share, in the same period last year. For Fiscal 2017, net income was $10.2 million, or $0.09 per basic and diluted Common Share, compared to net income of $11.1 million, or $0.09 per basic and diluted Common Share, in Fiscal 2016. Net income for Fiscal 2017 compared to Fiscal 2016, was primarily impacted by the combined $26.3 million in non-cash charges related to a loss on disposal of intangible assets and impairment loss on intangibles.

Cash generated from operations for the three months ended December 31, 2017 was $49.2 million, compared to $7.6 million in the same period last year. Cash generated from operations for Fiscal 2017 was $70.0 million compared to $36.8 million in Fiscal 2016. Cash from operations was positively impacted in Q4 2017 due to the collection of a significant level of accounts receivable which were outstanding at the end of Q3 2017.

Cash and cash equivalents and short-term investments amounted to $86.6 million at December 31, 2017, compared to $107.7 million at December 31, 2016. The decrease is primarily attributable to $67.4 million spent on the acquisitions of IRD, VIZIYA and iCOMS, and $19.6 million spent on the repayment of patent finance obligations, which were partially offset by cash generated from operations of $70.0 million in the twelve month period.

The table below highlights financial performance for the Company’s Technology, Mobility and Factory segments. For detailed results and discussion related to these segments, please refer to the Management’s Discussion and Analysis document, which will be filed on SEDAR and at www.quarterhill.com in the investor section.

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	For the three months ended December 31, 2017
	Technology	Mobility	Factory	Corporate	Total
Revenues	$8,427	$10,820	$3,378	$-	$22,625
Cost of revenues (excluding depreciation and amortization)	5,834	7,846	289	-	13,969
	2,593	2,974	3,089	-	8,656
Selling, general and administrative	1,006	2,368	1,529	1,950	6,853
Research and development	-	722	373	-	1,095
Depreciation of property, plant and equipment	78	134	27	1	240
Amortization of intangibles	4,514	984	757	-	6,255
Loss on disposal of intangibles	6,726	-	-	-	6,726
Impairment losses on intangible assets	4,350	-	-	-	4,350
Special charges	-	-	-	(1,806)	(1,806)
Results from operations	(14,081)	(1,234)	403	(145)	(15,057)
Finance income	(147)	(2)	-	(9)	(158)
Finance expense	6	59	4	-	69
Foreign exchange loss (gain)	41	134	(1)	94	268
Other expense (income)	-	(90)	-	-	(90)
Income (loss) before taxes	(13,981)	(1,335)	400	(230)	(15,146)
Current income tax expense (recovery)	(55)	(57)	424	-	312
Deferred income tax expense (recovery)	11,591	(841)	(270)	(13,573)	(3,093)
Income tax expense (recovery)	11,536	(898)	154	(13,573)	(2,781)
Net income (loss)	$(25,517)	$(437)	$246	$13,343	$(12,365)

Adjusted EBITDA	1,586	351	1,361	(1,814)	1,484

Other reconciling items:
Effect of deleted deferred revenue	-	107	174	-	281
Increased costs from inventory step-up	-	108	-	-	108
Stock-based compensation	(1)	76	-	136	211
Dividend from joint venture	-	176	-	-	176

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	For the year ended December 31, 2017
	Technology	Mobility	Factory	Corporate	Total
Revenues	$100,645	$27,023	$7,043	$-	$134,711
Cost of revenues (excluding depreciation and amortization)	29,478	18,646	1,185	-	49,309
	71,167	8,377	5,858	-	85,402
Selling, general and administrative	6,490	5,870	3,310	4,300	19,970
Research and development	-	1,883	1,372	-	3,255
Depreciation of property, plant and equipment	339	627	89	2	1,057
Amortization of intangibles	20,611	2,292	2,019	-	24,922
Loss on disposal of intangibles	21,916	-	-	-	21,916
Impairment losses on intangible assets	4,350	-	-	-	4,350
Special charges	-	-	-	(294)	(294)
Results from operations	17,461	(2,295)	(932)	(4,008)	10,226
Finance income	(614)	(3)	-	(86)	(703)
Finance expense	932	113	10	(2)	1,053
Foreign exchange loss (gain)	(475)	829	42	(600)	(204)
Other expense (income)	-	(390)	-	-	(390)
Income (loss) before taxes	17,618	(2,844)	(984)	(3,320)	10,470
Current income tax expense	6,461	276	458	-	7,195
Deferred income tax expense (recovery)	3,722	(1,761)	(755)	(8,157)	(6,951)
Income tax expense (recovery)	10,183	(1,485)	(297)	(8,157)	244
Net income (loss)	$7,435	$(1,359)	$(687)	$4,837	$10,226

Adjusted EBITDA	64,733	1,868	1,884	(3,868)	64,617

Other reconciling items:
Effect of deleted deferred revenue	-	214	708	-	922
Increased costs from inventory step-up	-	689	-	-	689
Effect of deleted prepaid expense	-	(10)	-	-	(10)
Stock-based compensation	56	175	-	432	663
Dividend from joint venture	-	176	-	-	176

Conference Call and Webcast

Quarterhill will host a conference call to discuss its financial results today at 10:00 AM Eastern Time.

Webcast Information

The live audio webcast will be available at: http://event.on24.com/wcc/r/1600077-1/A298E603919911BC7B8CF45B231A3984.

Dial-in Information

•To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)

•To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

Webcast replay will be available for 90 days at: http://event.on24.com/wcc/r/1600077-1/A298E603919911BC7B8CF45B231A3984.

Telephone replay will be available from 1:00 PM ET on March 1, 2018 until 11:59 PM ET on March 8, 2018 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International).

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Non-GAAP Disclosure*

Quarterhill follows U.S. GAAP in preparing its interim and annual financial statements. We use the term “Adjusted EBITDA” to mean net income from continuing operations before: (i) income taxes; (ii) finance expense or income; (iii) amortization and impairment of intangibles; (iv) special charges and other one-time items; (v) depreciation of property, plant and equipment; (vi) effects of deleted deferred revenue; (vii) the effects of fair value step up in inventory acquired; (viii) stock based compensation; (ix) foreign exchange (gain) loss; and (x) equity in earnings and dividends from joint ventures. Adjusted EBITDA is used by Quarterhill management to assess our normalized cash generated on a consolidated basis and in our operating segments. Adjusted EBITDA is also a performance measure that may be used by investors to analyze the cash generated by Quarterhill and our operating segments. ADJUSTED EBITDA IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. ADJUSTED EBITDA SHOULD NOT BE INTERPRETED AS AN ALTERNATIVE TO NET EARNINGS AND CASH FLOWS FROM OPERATIONS AS DETERMINED IN ACCORDANCE WITH U.S. GAAP OR AS A MEASURE OF LIQUIDITY.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in each of its February 10, 2017 annual information form for the year ended December 31, 2016 (the “AIF”) and its November 8, 2017 Management’s Discussion and Analysis of Financial Condition and Results of Operations for the 3 and 9 months ended September 30, 2017 and 2016 (the “Q3 MD&A”). Copies of the AIF and the Q3 MD&A may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwanDave Mason

Chief Financial OfficerInvestor Relations

T: 613.688.4898T: 613.688.1693

E: smcewan@quarterhill.comE: ir@quarterhill.com

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Quarterhill Inc.
Consolidated Statements of Operations
(in thousands of United States dollars, except share and per share amounts)

	For the three months ended,		For the year ended,
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Revenues	$22,625	$30,186	$134,711	$92,876
Cost of revenues (excluding depreciation and amortization)	13,969	10,928	49,309	29,868
	8,656	19,258	85,402	63,008
Operating expenses
Selling, general and administrative	6,853	2,400	19,970	9,386
Research and development	1,095	-	3,255	-
Depreciation of property, plant and equipment	240	92	1,057	409
Amortization of intangibles	6,255	6,905	24,922	34,242
Loss on disposal of intangibles	6,726	-	21,916	-
Impairment losses on intangibles	4,350	-	4,350	-
Special charges	(1,806)	-	(294)	-
	23,713	9,397	75,176	44,037
Results from operations	(15,057)	9,861	10,226	18,971

Finance income	(158)	(172)	(703)	(548)
Finance expense	69	-	1,053	-
Foreign exchange (gain) loss	268	96	(204)	(103)
Other income	(90)	-	(390)	-
Income (loss) before taxes	(15,146)	9,937	10,470	19,622

Current income tax expense	312	651	7,195	5,539
Deferred income tax expense (recovery)	(3,093)	659	(6,951)	3,031
Income tax expense (recovery)	(2,781)	1,310	244	8,570
Net income (loss)	$(12,365)	$8,627	$10,226	$11,052

Net Income (loss) per share
Basic and fully diluted	$(0.10)	$0.07	$0.09	$0.09

Weighted average number of common shares
Basic	118,642,749	118,555,989	118,607,569	119,245,581
Fully diluted	118,642,749	118,555,989	118,615,683	119,245,581

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Quarterhill Inc.
Supplemental Consolidated Statement of Operations Information
(in thousands of United States dollars, except share and per share amounts)

	For the three months ended,		For the year ended,
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Revenues
Licenses	$10,083	$29,902	$101,553	$87,765
Systems	7,815	-	17,641	-
Services	592	-	2,086	-
Recurring	4,135	284	13,431	5,111
Total Revenues	$22,625	$30,186	$134,711	$92,876

Cost of revenues (excluding depreciation and amortization)
License	$5,853	$10,928	$29,559	$29,868
Systems	5,242	-	11,880	-
Services	270	-	1,091	-
Recurring	2,604	-	6,779	-
Total cost of revenues	$13,969	$10,928	$49,309	$29,868

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Quarterhill Inc.
Consolidated Statements of Comprehensive Income
(in thousands of United States dollars, except share and per share amounts)

	For the three months ended,		For the year ended,
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Net income (loss)	$(12,365)	$8,627	$10,226	$11,052

Other comprehensive income (loss):
Foreign currency translation adjustment	144	-	3,886	-
Comprehensive income	$(12,221)	$8,627	$14,112	$11,052

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Quarterhill Inc.
Consolidated Balance Sheets
(in thousands of United States dollars, except share and per share amounts)
As at	December 31, 2017	December 31, 2016
Current assets
Cash and cash equivalents	$81,818	$106,553
Short-term investments	1,236	1,154
Restricted Short-term investments	3,500	-
Accounts receivable	19,298	20,357
Other current assets	13	-
Unbilled revenue	3,045	-
Income taxes receivable	144	-
Inventories	5,083	-
Loans receivable	-	1,766
Prepaid expenses and deposits	4,129	1,293
	118,266	131,123
Non-current assets
Property Plant and Equipment	3,801	1,240
Intangible assets	114,944	123,351
Investment in joint venture	3,383	-
Deferred income tax assets	20,195	14,646
Goodwill	42,587	12,623
TOTAL ASSETS	$303,176	$282,983

Liabilities
Current liabilities
Bank indebtedness	$3,568	$-
Accounts payable and accrued liabilities	20,487	15,645
Income taxes payable	599	-
Current portion of patent finance obligation	4,090	10,372
Current portion of deferred revenue	6,733	-
Current portion of long-term debt	115
	35,592	26,017
Non-current liabilities
Contingent consideration	4,474	-
Patent finance obligation	-	12,775
Success fee obligation	-	47
Deferred revenue	884	-
Long-term debt	401	-
Deferred income tax liabilities	7,291	-
TOTAL LIABILITIES	48,642	38,839
Shareholders’ equity
Capital stock	418,873	419,485
Additional paid-in capital	22,489	21,036
Accumulated other comprehensive income	20,111	16,225
Deficit	(206,939)	(212,602)
	254,534	244,144
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$303,176	$282,983

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Quarterhill Inc.
Consolidated Statements of Cash Flows
(in thousands of United States dollars, except share and per share amounts)

	For the three months ended,		For the year ended,
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Cash generated from (used in):
Operations
Net income	$(12,365)	$8,627	$10,226	$11,052
Non-cash items
Stock-based compensation	211	20	663	217
Depreciation and amortization	6,495	7,718	25,979	34,651
Foreign exchange (gain) loss	(101)	90	(267)	(247)
Equity in earnings from joint venture	(90)	-	(390)	-
Loss on disposal of intangible	6,726	-	21,916	-
Impairment losses on intangibles	4,350	-	4,350	-
Contingent consideration adjustment	(1,976)	-	(1,976)	-
Loss (gain) on disposal of assets	(4)	-	(9)	13
Deferred income tax expense (recovery)	(3,093)	659	(6,951)	3,031
Accrued investment income	1,000	(75)	1,772	(269)
Embedded derivatives	18	-	39	-
Changes in non-cash working capital balances	48,025	(9,461)	14,603	(11,606)
Cash generated from operations	49,196	7,578	69,955	36,842
Financing
Dividends paid	(1,162)	(1,132)	(4,563)	(4,527)
Bank indebtedness	(576)	-	1,348	-
Repayment of long-term debt	(38)	-	(434)	-
Common shares repurchased under normal course issuer bid	-	-	(552)	(4,225)
Common shares issued for cash on the exercise of options	-	-	-	11
Common shares issued for cash from Employee Share Purchase Plan	35	37	68	72
Cash used in financing	(1,741)	(1,095)	(4,133)	(8,669)
Investing
Acquisition of Viziya, net of cash acquired	-	-	(18,521)	-
Acquisition of IRD, net of cash acquired	-	-	(47,782)	-
Acquisition of iCOMS, net of cash acquired	-	-	(1,112)	-
Dividends received from joint venture	176	-	176	-
Purchase of restricted short-term investments	-	-	(3,500)	-
Proceeds from sale of property, plant and equipment	13	-	13	-
Purchase of property and equipment	(143)	(2)	(399)	(48)
Repayment of patent finance obligations	(1,389)	(1,389)	(19,556)	(5,555)
Purchase of intangibles	(138)	(510)	(150)	(9,660)
Cash used in investing	(1,481)	(1,901)	(90,831)	(15,263)
Foreign exchange loss (gain) on cash held in foreign currency	27	(63)	274	212
Net increase (decrease) in cash and cash equivalents	46,001	4,519	(24,735)	13,122
Cash and cash equivalents, beginning of period	35,817	102,034	106,553	93,431
Cash and cash equivalents, end of period	$81,818	$106,553	$81,818	$106,553

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Quarterhill Inc.
Consolidated Statements of Shareholders' Equity
(in thousands of United States dollars, except share and per share amounts)

	Capital Stock	Additional paid in Capital	Accumulated Other Comprehensive Income	Deficit	Equity

Balance - December 31, 2015	$427,781	$16,549	$16,225	$(219,177)	$241,378

Comprehensive earnings:
Net income	-	-	-	11,052	11,052
Other Comprehensive Income	-	-	-	-	-
Shares and options issued:
Stock-based compensation expense	-	217	-	-	217
Conversion of deferred stock units to common shares	116	-	-	-	116
Exercise of stock options	17	(6)	-	-	11
Sale of shares under Employee Share Purchase Plan	72	-	-	-	72
Shares repurchased under normal course issuer bid	(8,501)	4,276	-	-	(4,225)
Dividends declared	-	-	-	(4,477)	(4,477)
Balance - December 31, 2016	$419,485	$21,036	$16,225	$(212,602)	$244,144

Balance - December 31, 2016	419,485	21,036	16,225	(212,602)	244,144

Comprehensive earnings:
Net income	-	-	-	10,226	10,226
Other Comprehensive Income	-	-	3,886	-	3,886
Shares and options issued:
Stock-based compensation expense	-	663	-	-	663
Shares issued upon acquisition	662	-	-	-	662
Sale of shares under Employee Share Purchase Plan	68	-	-	-	68
Shares repurchased under normal course issuer bid	(1,342)	790	-	-	(552)
Dividends declared	-	-	-	(4,563)	(4,563)
Balance - December 31, 2017	$418,873	$22,489	$20,111	$(206,939)	$254,534

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Quarterhill Inc.
Reconciliations of GAAP Net Income (Loss) to Adjusted EBITDA
(in thousands of United States dollars, except share and per share amounts)

	For the three months ended,		For the year ended,
Adjusted EBITDA	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Net income (loss)	$(12,365)	$8,627	$10,226	$11,052

Adjusted for:
Income tax expense (recovery)	(2,781)	1,310	244	8,570
Foreign exchange (gain) loss	268	96	(204)	(103)
Finance expense	69	-	1,053	-
Finance income	(158)	(172)	(703)	(548)
Special charges	(1,806)	-	(294)	-
Amortization of intangibles	6,255	7,626	24,922	34,242
Loss on disposal of intangibles	6,726	-	21,916	-
Impairment losses on intangible assets	4,350	-	4,350	-
Depreciation of property, plant and equipment	240	92	1,057	409
Effect of deleted deferred revenue	281	-	922	-
Increased costs from inventory step-up	108	-	689	-
Effect of deleted prepaid expenses	-	-	(10)	-
Stock-based compensation	211	22	663	217
Dividend from joint venture	176	-	176	-
Other expense (income)	(90)	-	(390)	-
Adjusted EBITDA	$1,484	$17,601	$64,617	$53,839

Adjusted EBITDA per share
Net income (loss)	$(0.10)	$0.07	$0.09	$0.09

Adjusted for:
Income tax expense (recovery)	(0.02)	0.01	-	0.07
Foreign exchange (gain) loss	-	-	-	-
Finance expense	-	-	0.01	-
Finance income	-	-	(0.01)	-
Special charges	(0.02)	-	-	-
Amortization of intangibles	0.05	0.06	0.21	0.29
Loss on disposal of intangibles	0.06	-	0.18	-
Impairment losses on intangible assets	0.04	-	0.04	-
Depreciation of property, plant and equipment	-	-	0.01	-
Effect of deleted deferred revenue	-	-	0.01	-
Increased costs from inventory step-up	-	-	0.01	-
Effect of deleted prepaid expenses	-	-	-	-
Stock-based compensation	-	-	0.01	-
Dividend from joint venture	-	-	-	-
Other expense (income)	-	-	-	-
Adjusted EBITDA per share	$0.01	$0.14	$0.56	$0.45

Weighted average number of Common Shares
Basic	118,642,749	118,555,989	118,607,569	119,245,581